UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     December 2007                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated December 18, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: December 21, 2007	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR RELEASE ON DECEMBER 18, 2007

UNBRIDLED ENERGY PROVIDES UPDATE ON OHIO RIVER, OHIO, USA

CALGARY-PITTSBURGH · December 18, 2007 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled” or the “Company”) provides an update on its Ohio River play in the USA.

Ohio River Play, Ohio

The Company is pleased to announce it has signed a Joint Venture Agreement and a four township (92,160 acre) Area of Mutual Interest (“AMI”) agreement with Equitable Production Company, (“Equitable”), a unit of Equitable Resources, Inc. (NYSE: EQT), to partner on drilling three horizontal test wells in Q1 2008 in the Devonian Shales in south central Ohio.  Equitable is one of the largest drilling and production companies in the Appalachian Basin with extensive experience in drilling horizontal shale wells in Kentucky.  The agreement requires Equitable to invest up to $1.8 million to drill, complete, and test three horizontal wells on Unbridled’s approximate 23,000 acre land position.  Equitable will earn a 50% working interest in Unbridled’s 100% holdings. The current well design calls for drilling 2,500 ft. laterals and performing 5 stage stimulation treatments.  The spud dates are scheduled for Q1 2008.  Unbridled, as operator, will jointly design the drilling, completion and testing program with Equitable.

Separately, but in the vicinity of Unbridled’s lands, the Company has signed a Purchase and Sale Agreement to acquire two existing wells completed in the Clinton sandstone formation and an option to purchase an additional 2,000 acres. This transaction also includes pipeline access to sell gas from a portion of the Company’s lands with Oak Hill Processors, LLC. One of the three new horizontal wells to be drilled with Equitable will be a re-entry of one of the existing Oak Hill Clinton wells, as the Devonian Shales are uphole from the Clinton formation.  This well is connected to an existing pipeline, thus any production volumes from the shale completion can be sold immediately. The Company will roll the Oak Hill purchase into the joint venture with Equitable.

President & CEO, Joe Frantz said, “It is indeed exciting to partner with one of the premier operators in the Appalachian Basin.  Equitable brings tremendous experience in drilling successful, low cost horizontal shale wells. Both Unbridled and Equitable are enthusiastic to drill these first three test wells. Schlumberger Data and Consulting Services has estimated a discovered resource in the shales of over 300 Bcf within the Company’s acreage. Subsequent to acquiring these lands, the general area has undergone intense leasing and testing as several operators have drilled or plan to soon drill shale test wells in and around Unbridled’s acreage. A large Appalachian Basin operator is now claiming success in recent horizontal shale wells just to the south in West Virginia.  The Clinton sandstone is also prospective across the acreage and has been productive in numerous older wells within the AMI. If successful, Unbridled and Equitable could drill almost 300 horizontal wells on our existing acreage as well as substantially grow our land position.”

The Company also announced the resignation of Dr. Bob Mummery from the Company’s Board of Directors due to his concerns that his personal consulting business might give rise to future conflicts of interest with the Company’s joint project operations.  “The Company is currently in discussions with various qualified professionals to fill the resulting vacancy on the Board. We thank Dr. Mummery for all of his contributions to Unbridled Energy and wish him all the best in his future business endeavors," said Craig Steinke, Unbridled’s Chairman.

Unbridled Energy Corporation

“Joseph H. Frantz Jr.”

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastiliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, production rates and sales, and changes to new service providers .  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.